EXHIBIT 4.1

SHAREHOLDERS’ AGREEMENT

THIS AGREEMENT is made by and among Dorris (Eli) Bennett, James W. Burton, Paul W. Dierksen, William Jeffrey Ervin, Dennis L. Grimaud, Arthur F. Helf, Winston C. Hickman, Fowler H. Low, William W. McInnes, Thomas R. Miller, Kathy S. Potter, Michael R. Sapp, Regg E. Swanson, and Paul A. Thomas, M.D. (hereinafter referred to collectively as “Shareholders” and individually as a “Shareholder”)

W I T N E S S E T H:

WHEREAS, each Shareholder owns shares of stock (“Stock”) in Tennessee Commerce Bank (the “Bank”), and each Shareholder is an incorporator or member of the Bank’s Board of Directors;

WHEREAS, the Shareholders desire to restrict the transfer of the shares of Stock that they each now own or may hereafter acquire;

NOW, THEREFORE, the Shareholders agree as follows:

1.                                      First Right of Refusal.  Each Shareholder, shall have the first right of refusal to purchase any Shareholder’s shares of Stock.  The Shareholders shall not transfer, assign, sell, or otherwise dispose of shares of Stock or rights to acquire shares of Stock, or the certificates representing the same, except in compliance with the terms and conditions of this Agreement.  The first right of refusal shall operate as follows:

(a)                                  If any Person, other than a Family Member or Affiliate of a Shareholder, makes a bona fide offer to purchase shares of Stock from any Shareholder, then the Shareholder to whom the offer was made (hereinafter referred to as “Offeror”) shall give notice of such offer to each of the other Shareholders individually.  An offer shall be considered bona fide by presenting evidence that funds representing at least ten percent (10%) of the purchase price have been paid to the Offeror as an earnest money deposit.  This notice from the Offeror to each of the other Shareholders shall set forth the name and address of the proposed purchaser of Offeror’s shares of Stock and shall set forth all of the terms, conditions, and prices of said purchase and a statement of the intention of the shareholder to transfer his shares of Stock.

(i)                                     “Family Member” for purposes of this Section 1(a) shall mean any individual within (2) generations of direct familial lineage of a Shareholder.

(ii)                                  “Affiliate” for purposes of this Section 1(a) shall mean any Person whose management policies the Offeror possesses the direct or indirect power to direct or cause the direction of (which power would include the power to vote the shares of Stock of the Bank if they were owned by such Person), whether through the ownership of voting securities, by contract or otherwise.

(iii)                               “Person” for purposes of this Section 1(a) shall mean an individual, trust, estate or any entity, which shall include, but not be limited to, any foreign or domestic corporation, partnership, joint venture, limited liability company, unincorporated association or business trust.

(b)                                 For fifteen (15) days from the receipt of notice by the Offeror, the remaining Shareholders shall have an absolute right to purchase the offered shares of Stock upon the same terms and conditions as set forth in the notice.  The right of each Shareholder to purchase the offered shares of Stock shall be on a pro rata basis with each other Shareholder.  If only one other Shareholder desires to exercise such right and purchase all of the offered shares of Stock, such other Shareholder shall be allowed to do so.  If more than one Shareholder accepts the offer, such Shareholders’ right to purchase all the offered shares of Stock shall be on a pro rata basis, unless otherwise agreed.

(c)                                  If the Shareholders do not exercise their right of first refusal, as set forth above, to purchase all of the offered shares of Stock within the aforesaid time periods, such omission shall be a rejection of the offer, and at the end of the period, Offeror shall be free to sell all of his initially offered shares of Stock to the party designated in the original notice and upon the terms, conditions and price designated in the original notice.  If Offeror, however, shall fail to make such a transfer within ninety (90) days following the expiration of the time herein above provided for the exercise of the Shareholders option, such shares of Stock shall again become subject to all of the restrictions of this Agreement.  The Shareholders have no right to purchase or attempt to purchase, pursuant to the terms of this Agreement, anything other than all of the Offeror’s shares of Stock that are involved in the offer.

(d)                                 In the event that any of the Shareholders shall accept the Offeror’s offer, then the Offeror shall sell to the remaining Shareholders, as applicable, such shares of Stock as may be accepted by the remaining Shareholders within fifteen (15) days after acceptance.  In the event the Shareholders to whom the notice is sent elect to purchase such shares but cannot close the purchase within the time period described herein on account of the necessity of obtaining federal or state regulatory or court approval, the Shareholders shall be given a reasonable period of time to obtain the approval, not to exceed six (6) months, and only so long as they are pursuing such approval in good faith.  The closing shall take place at a reasonable time and place chosen by the Shareholders; provided, however, that such place shall be in Williamson County or in such other place as shall be mutually agreed upon.

2.                                      Compliance with Terms.  The procedures and rights incorporated in this Agreement shall be operative and strictly observed each and every time that any Shareholder desires or attempts to sell his respective shares of Stock.  Failure by any Shareholder to comply strictly with the terms and provisions hereof shall invalidate any and all sales, transfers, or delivery of his respective shares, and in such an event, in addition to any and all legal rights and remedies available, the non-compliant party shall be subject to injunctive and equitable relief.

3.                                      Notices.  Any and all notices, offers or other communications provided herein shall be given in writing and delivered in person or by registered or certified mail which, if to an individual Shareholder, shall be addressed to such individual Shareholder at his or her address appearing on the stock books of the Bank, to his or her personal residence, or to such other address as may be designated by the Shareholders.

4.                                      Restrictive Legend.  The parties hereto agree that each Shareholder shall immediately cause to be placed a restrictive legend on the face of the stock certificates he now owns or subsequently acquires in the Bank as follows:

SALE, TRANSFER OR OTHER DISPOSITION OF THE STOCK REFLECTED BY THIS CERTIFICATE MAY NOT BE MADE EXCEPT IN ACCORDANCE WITH, AND AS RESTRICTED BY, THE SHAREHOLDERS’ AGREEMENT DATED JUNE 18, 1999, TOGETHER WITH ANY SUBSEQUENT AMENDMENTS THERETO.

If for any reason any party shall fail to place said restrictive legend on the stock certificates now held or subsequently acquired by that person, said failure shall not invalidate any provision, term or condition, or any other part of this Agreement.

5.                                      Future Ownership.  The Shareholders hereby agree that this Agreement shall apply to the Stock and shall apply to any stock ownership in the Bank hereafter acquired by the Shareholders by gift, purchase, devise, by the laws of descent and distribution, or acquired by the Shareholders as a result of stock dividends, stock splits, recapitalization, reissue, or in any other manner.  This Agreement shall also apply to any rights that the Shareholders might have to purchase additional shares, whether by preemptive rights or otherwise.  It is the intent of the parties hereto that this Agreement shall be binding upon the respective heirs, successors, assigns, representatives, executors, administrators, guardians, guardians ad litem, trustees or trusts for any of the Shareholders.  The Shareholders agree that the terms, conditions, provisions and agreements hereof shall be binding upon any receiver, trustee, debtor-in-possession or similar officer or agent in a bankruptcy or receivership proceeding.  The terms of this Agreement do not supercede the terms of any stock option agreements between the Shareholders and the Bank.

6.                                      Termination of Rights a Shareholder.  A Shareholder shall have no rights under this Agreement upon the termination of all of such Shareholder’s ownership interests in shares of Stock.

7.                                      Termination of Agreement.  This Agreement shall terminate upon any of the following:

(a)                                  If all shares of Stock of the Bank are owned by any one Shareholder;

(b)                                 If the Bank is adjudicated a bankrupt, the Bank executes an assignment for the benefit of creditors, a receiver is appointed for the Bank, the Bank voluntarily or involuntarily dissolves, or the Bank’s primary federal regulator directs the Bank to require any Shareholders to exercise or forfeit their stock rights if the Bank’s capital falls below the minimum requirements, as determined by the Bank’s state or primary federal regulator;

(c)                                  If all Shareholders and the Bank agree in writing to terminate this Agreement; or

(d)                                 If all or substantially all of the assets of the Bank are sold or if the Bank is dissolved.

8.                                      Relationship among the Parties.  This Agreement shall not be construed in any way  to create any agreement by and among the parties hereto to form any type of partnership, association, business trust, or joint venture, and shall not be construed as an agreement by and among the parties hereto to vote the shares of Stock that they own in a collective manner.  None of the parties shall have any influence whatsoever over the vote of the shares of Stock owned by the other parties, the purpose of this Agreement being solely to provide for the efficient and effective transfer of Stock from one or more parties hereto.

9.                                      No Options.  Each Shareholder represents that no options or agreements, other than this Agreement, exist to which he is a party or by which he is bound which affect the right of any Shareholder to enter into this Agreement and to make the representations and agreements set forth herein.  Each Shareholder also represents that no prior commitment to sell, transfer, or otherwise dispose of his stock ownership in the Bank is in existence.

10.                               Agreement Drafted by Bank’s Attorney.  The parties acknowledge this Agreement  was drafted by the Bank’s attorneys at Baker, Donelson, Bearman & Caldwell and that:

(a)                                  They have been advised a conflict of interest may exist between them, and

(b)                                 They have had the opportunity to seek the advice of independent counsel, and

(c)                                  They have been advised by the Bank’s attorney that this Agreement may have  tax consequences, and that they should seek the advice of an independent tax adviser; and  they have had the opportunity to seek the advice of an independent tax adviser.

11.                               Divorce of a Shareholder. The rights and obligations of the parties hereunder, shall be binding upon and superior to any property agreement entered into by any presently married Shareholder, whether said property agreement is a part of a divorce proceeding or otherwise. In the event of the divorce of a Shareholder, the Shareholder shall use his or her best efforts to cause any property settlement agreement, or similar document having the same effect, to provide that all the shares of Stock owned by the Shareholder shall be retained by the Shareholder. If a property settlement agreement or similar document having the same effect cannot be obtained, then the Shareholder involved in the divorce proceeding shall use his or her best efforts to petition the Court in which such proceeding is pending to order that all the shares of Stock owned by the Shareholder shall be retained by the Shareholder.

12.                               Entire Agreement.  This instrument sets out the entire Agreement among the parties on the subject matter of the Agreement and shall not be amended in any manner except by a writing signed by all of the persons or entities who are parties at the time of the amendment.

13.                               Waiver.  Any waiver of a right or obligation under the Agreement must be made in writing, and no failure or delay by any party shall operate as a waiver by another party; no single or partial exercise of a right shall preclude a later exercise of the right or another right; and no express, written waiver of a right or obligation on one occasion shall constitute a waiver of another right or obligation.

14.                               Governing Law.  This Agreement and the rights and obligations hereunder shall be construed and interpreted under the laws of the State of Tennessee.

15.                               Violation of Agreement.  Any Shareholder may apply to a court of proper jurisdiction for the specific performance of the terms of this Agreement.  In the event legal action is instituted to enforce this Agreement, or any part hereof, the prevailing party shall be entitled to reasonable attorneys’ fees, in addition to actual costs and expenses incurred in connection with such action.

16.                               Captions.  Titles and captions are used for the sake of convenience or reference only, and shall not be deemed to define or limit the provisions under them or to affect in any way their construction or application.

17.                               Enforceability.  In the event that any one or more of the provisions of this Agreement shall be held to be invalid or unenforceable by a court of competent jurisdiction, such holding shall not affect the validity or enforceability of the remainder of the Agreement, and, if any such determination is made by reason of the scope or breadth of any such provision, the provision shall nevertheless be deemed valid and enforceable to the extent permitted by law.

18.                               Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the 18th day of June, 1999.

SHAREHOLDERS:

Date:	November 18, 1999	By:	/s/ Dorris E. Bennett
Dorris E. Bennett

Date:	November 18, 1999	By:	/s/ James W. Burton
James W. Burton

Date:	November 18, 1999	By:	/s/ Paul W. Dierksen
Paul W. Dierksen

Date:	November 20, 1999	By:	/s/ William J. Ervin
William J. Ervin

Date:	November 18, 1999	By:	/s/ Dennis L. Grimaud
Dennis L. Grimaud

Date:	November 18, 1999	By:	/s/ Arthur F. Helf
Arthur F. Helf

Date:	November 18, 1999	By:	/s/ Winston C. Hickman
Winston C. Hickman

Date:	November 18, 1999	By:	/s/ Fowler H. Low
Fowler H. Low

Date:	November 18, 1999	By:	/s/ William W. McInnes
William W. McInnes

Date:	November 18, 1999	By:	/s/ Kathy S. Potter
Kathy S. Potter

Date:	November 18, 1999	By:	/s/ Michael R. Sapp
Michael R. Sapp

Date:	November 18, 1999	By:	/s/ Regg E. Swanson
Regg E. Swanson

Date:	November 18, 1999	By:	/s/ Paul A. Thomas, M.D.
Paul A. Thomas, M.D.

Date:	November 18, 1999	By:	/s/ H. Lamar Cox
H. Lamar Cox

Date:	November 20, 1999	By:	/s/ Thomas Miller
Thomas Miller